MOL HUNGARIAN OIL AND GAS PLC.
Finance

03 SEP 15 7:21

1st September, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

03032036

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

dw 9/16

RESOLUTIONS OF THE EXTRAORDINARY SHAREHOLDERS MEETING OF MOL HELD ON 1 SEPTEMBER 2003

MOL Hungarian Oil and Gas Public Limited Company held its Extraordinary Shareholders Meeting (EGM) on 1 September 2003. The EGM had a quorum with 61.49 % of shareholders present. The EGM adopted the following noteworthy resolutions:

1. The EGM approved the modification of the competence of Shareholders' Meeting and the rights attached to the "B" series share relating to the natural gas industrial activity of the Company. In the future the Shareholders' Meeting would only have a competence to decide, subject also to the consent of the holder of "B" share on the approval of the transfer of the Company's ownership interest in the subsidiary pursuing natural gas transmission and system operation activity, if such transfer would result in the decrease of the Company's voting rights below 25%+1 votes in that enterprise. (60,849,807.128 Yes, 347 No, 3,054,708 Abstain, Yes vote of "B" shareholder)

2. The EGM gave the prior consent to the modification of the deeds of foundation of MOL subsidiaries, which will pursue natural gas industrial activities. (60,849,921.128 Yes, 315 No, 3,054,698 Abstain, Yes vote of "B" shareholder)

3. The EGM approved the dematerialization of the physically printed "B" series of shares and "A" series of shares and at the same time empowered the Board of Directors to take the necessary measures related to the dematerialization. (60,497,603.128 Yes, 352,633 No, 3,054,698 Abstain, Yes vote of "B" shareholder)

4. The EGM approved the modifications of the Articles of Association related to the dematerialization of physically printed "B" series of shares and "A" series of shares. (60,497,718.128 Yes, 352,633 No, 3,054,708 Abstain, Yes vote of "B" shareholder)

5. The EGM approved the transformation of the "C" series ordinary shares into "A" series ordinary shares – except 578 shares because of the different par value. The decision of the Shareholders' Meeting shall enter into force on the day, when, based of the registration of the Share Registry of the Company, the owner of the "B" series share does not own more than 25 % + 1 of "A" series ordinary shares. The EGM empowered the Board of Directors of the Company to take the necessary measures related to the transformation. (60,213,486.128 Yes, 636,450 No, 3,054,818 Abstain, Yes vote of "B" shareholder)

6. The EGM approved the modification of the Articles of Association related to the transformation of the "C" series ordinary shares into "A" series ordinary shares. (60,497,418.128 Yes, 352,518 No, 3,054,818 Abstain, Yes vote of "B" shareholder)

7. The EGM approved the modification of the Articles of Association, according to which the Board of Directors is entitled to conditionally increase the share capital until 1 September 2008 by not more than 2% of the share capital, i.e. HUF 2,164,548,000 through the private issuance of bonds convertible into series of registered ordinary "A" shares for the purpose of the implementation of the Company's long term incentive scheme. Based on the prevailing provisions of the Articles of Association and the Company Act following the conditional increase of the share capital through the issuance of convertible bonds and the conversion of bonds into shares, the Board of Directors is entitled to amend the Articles of Association accordingly after the closing of each conversion periods. The EGM approved the modifications

MOL HUNGARIAN OIL AND GAS PLC.

RESOLUTIONS OF THE EXTRAORDINARY SHAREHOLDERS MEETING OF MOL HELD ON 1 SEPTEMBER 2003

MOL Hungarian Oil and Gas Public Limited Company held its Extraordinary Shareholders Meeting (EGM) on 1 September 2003. The EGM had a quorum with 61.49 % of shareholders present. The EGM adopted the following noteworthy resolutions:

1. The EGM approved the modification of the competence of Shareholders' Meeting and the rights attached to the "B" series share relating to the natural gas industrial activity of the Company. In the future the Shareholders' Meeting would only have a competence to decide, subject also to the consent of the holder of "B" share on the approval of the transfer of the Company's ownership interest in the subsidiary pursuing natural gas transmission and system operation activity, if such transfer would result in the decrease of the Company's voting rights below 25%+1 votes in that enterprise. (60,849,807.128 Yes, 347 No, 3,054,708 Abstain, Yes vote of "B" shareholder)

2. The EGM gave the prior consent to the modification of the deeds of foundation of MOL subsidiaries, which will pursue natural gas industrial activities. (60,849,921.128 Yes, 315 No, 3,054,698 Abstain, Yes vote of "B" shareholder)

3. The EGM approved the dematerialization of the physically printed "B" series of shares and "A" series of shares and at the same time empowered the Board of Directors to take the necessary measures related to the dematerialization. (60,497,603.128 Yes, 352,633 No, 3,054,698 Abstain, Yes vote of "B" shareholder)

4. The EGM approved the modifications of the Articles of Association related to the dematerialization of physically printed "B" series of shares and "A" series of shares. (60,497,718.128 Yes, 352,633 No, 3,054,708 Abstain, Yes vote of "B" shareholder)

5. The EGM approved the transformation of the "C" series ordinary shares into "A" series ordinary shares – except 578 shares because of the different par value. The decision of the Shareholders' Meeting shall enter into force on the day, when, based of the registration of the Share Registry of the Company, the owner of the "B" series share does not own more than 25 % + 1 of "A" series ordinary shares. The EGM empowered the Board of Directors of the Company to take the necessary measures related to the transformation. (60,213,486.128 Yes, 636,450 No, 3,054,818 Abstain, Yes vote of "B" shareholder)

6. The EGM approved the modification of the Articles of Association related to the transformation of the "C" series ordinary shares into "A" series ordinary shares. (60,497,418.128 Yes, 352,518 No, 3,054,818 Abstain, Yes vote of "B" shareholder)

7. The EGM approved the modification of the Articles of Association, according to which the Board of Directors is entitled to conditionally increase the share capital until 1 September 2008 by not more than 2% of the share capital, i.e. HUF 2,164,548,000 through the private issuance of bonds convertible into series of registered ordinary "A" shares for the purpose of the implementation of the Company's long term incentive scheme. Based on the prevailing provisions of the Articles of Association and the Company Act following the conditional increase of the share capital through the issuance of convertible bonds and the conversion of bonds into shares, the Board of Directors is entitled to amend the Articles of Association accordingly after the closing of each conversion periods. The EGM approved the modifications

of the Articles of Association necessary to the capital increase. (59,997,954.128 Yes, 852,100 No, 3,054,808 Abstain, Yes vote of "B" shareholder)

8. The EGM approved that the Board of Directors shall implement the long-term incentive scheme of the non-executive members of the Board of Directors and the managers of the MOL Group as determined by the Board of Directors through the issuance of bonds convertible into "A" series of ordinary shares in accordance with the followings:

a) Mode of issuance: The bonds shall be issued through private placement. The bonds shall be subscribed and taken over by the members of the Board of Directors of MOL Plc., the managers of the MOL Group as determined by the Board of Directors and a company ensuring the implementation of the Company's long term incentive scheme ("pool"), based on their declaration of intention, in the amount as determined by the Board of Directors or in case of the members of the Board of Directors by the Shareholders' Meeting. The purpose of the pool is to ensure the participation of the members of the Board of Directors and the managers in proportion of the length of their appointments in case of personal changes.

b) The bonds to be issued: The Company shall issue maximum 1200 pieces of bonds, with a par value 10,000,000 HUF of each, with a total par value of maximum 12 billion HUF in 5 series, divided into equal proportion among the series.

c) Transferability of the bonds: The bonds can be transferred exclusively between the Company, the members of the Board of Directors of MOL Plc, the managers of the MOL Group as determined by the Board of Directors and the and the company ensuring the implementation of the long term incentive scheme ("pool") subject to the Company's pre-emption right in each case. The Company is entitled to appoint the pool to exercise its pre-emption right.

d) The conditions of the conversion of the bonds: The first series of the bonds shall become convertible in 2004 and in each subsequent year one more series of bonds should become convertible into "A" series of shares. In case the owner of a bond does not convert the bond in spite of the possibility of conversion, such bond shall remain convertible in the following years until its expiration. The conversion shall take place during the period determined by the Board of Directors once in each year. The number of shares for which the convertible bonds will entitle their owners, i.e. the conversion ratio shall be determined by the Board of Directors so that it corresponds the market price accepted by the Ministry of Finance in its conditional tax determination.

e) Term and interest of the convertible bonds: The term of the bonds shall be 5 years, the repayment of principal shall take place at the expiration of the term of the bonds. The annual interest payable on the bonds shall be determined by the Board of Directors taking into consideration the return of the twelve month discount treasury notes established at auction

f) Possibilities of redemption and repurchase of the bond: The Company, based on the detailed rules determined by the Board of Directors, is entitled to purchase the bonds from the owner by a unilateral notice to the owner at the pro-rata par value increased by the unpaid interest. The Company, upon the decision of the Board of Directors, is entitled to redeem all or certain series of the bonds from every owner in case due to changes in the capital market, tax or economic environment the conversion of the bonds is not in the interest of the Company or the owners.

g) The Company, according to the detailed rules determined by the Board of Directors indemnifies the owner of the bonds for the net amount of (i) the risk of the increase of the share price between the date on which the owner submitted the bonds for conversion and the date on which the

shares converted were traded first on the stock exchange so that in case the average shares price of the "A" series of shares on the date on which the converted shares are traded first on the stock exchange is less that the price taken into consideration at the issuance of the bond for the determination of the exchanges ratio the Company indemnifies the owner for the difference between the average stock exchange price of the day on which the converted shares were first traded on the stock exchange and the share price based on which the exchange ratio has been established at the issuance of the bond. (ii) the tax payable on the interest of the bonds; and (iii) in case of purchase or redemption of the bonds the net amount of the difference between the interest paid by the owner of the bonds for the financing of the bonds and the interest received on the bonds.
(59,931,624.128 Yes, 893,440 No, 3,079,270 Abstain, Yes vote of "B" shareholder)

9. Replacing the long term performance plan of the non-executive directors ("Directors") approved by the annual Shareholders' Meeting of 17 April 2003 the Shareholders' Meeting determines the remuneration of the Directors as follows:

The Board of Directors in accordance with the conditions approved in the previous resolution are entitled to subscribe the following amounts of convertible bonds:

Member of the Board of Directors	25 pieces/member
Chairman of the committees*	30 pieces / member
Chairman of the Board of Directors**	35 pieces / member

* In case the chairman of the committee is not the chairman of the Board of Directors or a vice-chairman, who receives the compensation of the chairman.
** In case the chairman is an executive member the non-executive vice-chairman shall be entitled to this remuneration.

In case the mandate of a director terminates during the term of the bonds, the director shall be entitled to convert the bonds that are convertible at the time of the termination of his/her appointment at the next conversion period at the latest. In case of the termination of the appointment the Company shall purchase the bonds owned by such member that are not converted at the pro-rata par value increased by the unpaid interests and the amount of the difference between the interest paid by the owner of the bonds for the financing of the bonds and the interest received on the bonds.

Fix amount of remuneration:

Besides of the right to subscribe for the convertible bonds from 1 April 2003 the Directors pro rata to the term of their appointments shall be entitled to the following net amount of remuneration per annum following the EGM:

Members of the Board of Directors 25,000 EUR p.a.
Chairman* of the Board of Directors 41,500 EUR p.a.
* In case the chairman is an executive member the non-executive vice-chairman shall be entitled to this remuneration.

Additional Fees:

A Director who is a citizen of a country other than the Republic of Hungary and who is ordinarily resident outside of Hungary and needs to travel to Hungary to attend such meetings shall receive up to maximum 15 times per annum EUR 1,500 for each meeting of

the Board or a committee of the Board attended. The Director, who is also the chairman of a board committee, shall receive an additional fee of EUR 1,000 per month.

In case due to legal or internal regulations or restrictions applicable to a Director a Director cannot receive his/her remuneration in shares, he/her shall receive its remuneration from the Company in cash the net amount of which shall be determined on the basis of the daily stock exchange average price of the day preceding the date on which the request for conversion has been submitted.

The Director is not entitled to recieive convertible bonds or shares as long as he/she is the employee of the APV Rt. The Director nominated by the holder of "B" share is not entitled to receive convertible bonds or shares as long as the holder of the "B" shares has the voting preference in respect of the nomination of the Director.

Upon approving this resolution the Shareholders' Meeting cancels the long-term performance plan approved at the annual Shareholders' Meeting of 17 April 2003 with the retroactive affect from 1 April 2003. The detailed procedural rules of the remuneration of the Board of Directors and their implementation shall be approved and supervised by the Supervisory Board of the Company.

(56,368,254.128 Yes, 893,440 No, 6,643,168 Abstain, Yes vote of "B" shareholder)

10. The EGM re-elected Zsolt Hernádi as a member of the Board of Directors effective as of 24 February 2004 for an additional period of five years. (60,566,080.128 Yes, 325 No, 3,338,530 Abstain, Yes vote of "B" shareholder)

11. The EGM re-elected György Mosonyi as a member of the Board of Directors effective as of 24 February 2004 for an additional period of five years. (60,566,069.128 Yes, 325 No, 3,338,530 Abstain, Yes vote of "B" shareholder)

12. The EGM re-elects dr. Gábor Horváth as a member of the Board of Directors effective as of 24 February 2004 for an additional period of five years. (60,541,080.128 Yes, 325 No, 3,363,530 Abstain, Yes vote of "B" shareholder)

13. The EGM re-elects Iain Paterson as a member of the Board of Directors effective as of 24 February 2004 for an additional period of five years. (60,566,375.128 Yes, 20 No, 3,338,540 Abstain, Yes vote of "B" shareholder)

14. The EGM re-elects dr. Sándor Csányi as a member of the Board of Directors effective as of 28 April 2004 for an additional period of five years. (60,566,038.128 Yes, 367 No, 3,338,530 Abstain, Yes vote of "B" shareholder)

15. The EGM re-elects Michel-Marc Delcommune as a member of the Board of Directors effective as of 28 April 2004 for an additional period of five years. (60,566,395.128 Yes, 0 No, 3,338,540 Abstain, Yes vote of "B" shareholder)

16. The EGM re-elects dr. Miklós Dobák as a member of the Board of Directors effective as of 28 April 2004 for an additional period of five years. (60,849,979.128 Yes, 147 No, 3,054,798 Abstain, Yes vote of "B" shareholder)